Exhibit 99.2

FORTIS INC.

Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2019 and 2018
(Unaudited)

F - 1

FORTIS INC.
Condensed Consolidated Interim Balance Sheets (Unaudited)
As at
(in millions of Canadian dollars)

	March 31,	December 31,
	2019	2018

ASSETS
Current assets
Cash and cash equivalents	$233	$332
Accounts receivable and other current assets	1,452	1,357
Prepaid expenses	85	84
Inventories	368	398
Regulatory assets (Note 6)	330	324
Assets held for sale (Note 7)	757	766
Total current assets	3,225	3,261
Other assets	609	552
Regulatory assets (Note 6)	2,902	2,854
Property, plant and equipment, net	32,593	32,654
Intangible assets, net	1,178	1,200
Goodwill	12,298	12,530
Total assets	$52,805	$53,051

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (Note 8)	$169	$60
Accounts payable and other current liabilities	2,220	2,289
Regulatory liabilities (Note 6)	657	656
Current installments of long-term debt (Note 8)	1,237	926
Current installments of finance leases (Note 9)	236	252
Liabilities associated with assets held for sale (Note 7)	69	69
Total current liabilities	4,588	4,252
Other liabilities	1,220	1,138
Regulatory liabilities (Note 6)	2,907	2,970
Deferred income taxes	2,720	2,686
Long-term debt (Note 8)	22,611	23,159
Finance leases (Note 9)	339	390
Total liabilities	34,385	34,595
Commitments and contingencies (Note 16)
Equity
Common shares (1)	11,997	11,889
Preference shares	1,623	1,623
Additional paid-in capital	12	11
Accumulated other comprehensive income	695	928
Retained earnings	2,200	2,082
Shareholders' equity	16,527	16,533
Non-controlling interests	1,893	1,923
Total equity	18,420	18,456
Total liabilities and equity	$52,805	$53,051

(1) No par value. Unlimited authorized shares; 430.9 million and 428.5 million issued and outstanding as at March 31, 2019 and December 31, 2018, respectively

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 2

FORTIS INC.
Condensed Consolidated Interim Statements of Earnings (Unaudited)
For the quarter ended March 31
(in millions of Canadian dollars, except per share amounts)

	Quarter Ended
	2019	2018

Revenue	$2,436	$2,197

Expenses
Energy supply costs	833	729
Operating expenses	616	553
Depreciation and amortization	334	302
Total expenses	1,783	1,584
Operating income	653	613
Other income, net (Note 11)	38	9
Finance charges	269	236
Earnings before income tax expense	422	386
Income tax expense	66	22
Net earnings	$356	$364

Net earnings attributable to:
Non-controlling interests	$28	$25
Preference equity shareholders	17	16
Common equity shareholders	311	323
	$356	$364

Earnings per common share (Note 13)
Basic	$0.72	$0.77
Diluted	$0.72	$0.76

See accompanying Notes to Condensed Consolidated Interim Financial Statements

FORTIS INC.
Condensed Consolidated Interim Statements of Comprehensive Income (Unaudited)
For the quarter ended March 31
(in millions of Canadian dollars)
	Quarter Ended
	2019	2018

Net earnings	$356	$364

Other comprehensive income (loss)
Unrealized foreign currency translation (losses) gains, net of hedging activities and income tax expense of $5 million and $nil, respectively	(266)	306
Comprehensive income	$90	$670

Comprehensive income (loss) attributable to:
Non-controlling interests	$(5)	$64
Preference equity shareholders	17	16
Common equity shareholders	78	590
	$90	$670

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 3

FORTIS INC.
Condensed Consolidated Interim Statements of Cash Flows (Unaudited)
For the quarter ended March 31
(in millions of Canadian dollars)

	Quarter Ended
	2019	2018

Operating activities
Net earnings	$356	$364
Adjustments to reconcile net earnings to cash from operating activities:
Depreciation - property, plant and equipment	298	269
Amortization - intangible assets	30	26
Amortization - other	6	7
Deferred income tax expense (recovery)	23	(15)
Equity component of allowance for funds used during construction (Note 11)	(18)	(15)
Other	34	14
Change in long-term regulatory assets and liabilities	(50)	40
Change in working capital (Note 14)	(138)	(101)
Cash from operating activities	541	589
Investing activities
Capital expenditures - property, plant and equipment	(712)	(655)
Capital expenditures - intangible assets	(28)	(30)
Contributions in aid of construction	26	27
Other	(18)	(20)
Cash used in investing activities	(732)	(678)
Financing activities
Proceeds from long-term debt, net of issuance costs	72	320
Repayments of long-term debt and finance leases	(17)	(146)
Borrowings under committed credit facilities	1,463	1,166
Repayments under committed credit facilities	(1,418)	(1,106)
Net change in short-term borrowings	117	(2)
Issue of common shares, net of costs and dividends reinvested	32	15
Dividends
Common shares, net of dividends reinvested	(118)	(116)
Preference shares	(17)	(16)
Subsidiary dividends paid to non-controlling interests	(32)	(24)
Other	12	(2)
Cash from financing activities	94	89
Effect of exchange rate changes on cash and cash equivalents	(8)	6
Change in cash and cash equivalents	(105)	6
Change in cash associated with assets held for sale (Note 7)	6	—
Cash and cash equivalents, beginning of period	332	327
Cash and cash equivalents, end of period	$233	$333

Supplementary Cash Flow Information (Note 14)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 4

FORTIS INC.
Condensed Consolidated Interim Statements of Changes in Equity (Unaudited)
For the quarter ended March 31
(in millions of Canadian dollars, except share numbers)

	Common Shares (# millions)	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity

As at December 31, 2018	428.5	$11,889	$1,623	$11	$928	$2,082	$1,923	$18,456
Net earnings	—	—	—	—	—	328	28	356
Other comprehensive loss	—	—	—	—	(233)	—	(33)	(266)
Common shares issued	2.4	108	—	(2)	—	—	—	106
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(32)	(32)
Dividends declared on common shares ($0.45 per share)	—	—	—	—	—	(193)	—	(193)
Dividends declared on preference shares	—	—	—	—	—	(17)	—	(17)
Other	—	—	—	3	—	—	7	10
As at March 31, 2019	430.9	$11,997	$1,623	$12	$695	$2,200	$1,893	$18,420

As at December 31, 2017	421.1	$11,582	$1,623	$10	$61	$1,727	$1,746	$16,749
Net earnings	—	—	—	—	—	339	25	364
Other comprehensive income	—	—	—	—	267	—	39	306
Common shares issued	1.9	77	—	(1)	—	—	—	76
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(24)	(24)
Dividends declared on common shares ($0.425 per share)	—	—	—	—	—	(180)	—	(180)
Dividends declared on preference shares	—	—	—	—	—	(16)	—	(16)
Other	—	—	—	—	—	—	1	1
As at March 31, 2018	423.0	$11,659	$1,623	$9	$328	$1,870	$1,787	$17,276

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 5

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2019 and 2018 (Unaudited)

1. DESCRIPTION OF BUSINESS

Nature of Operations

Fortis Inc. ("Fortis" or the "Corporation") is principally a North American regulated electric and gas utility holding company.

Earnings for interim periods may not be indicative of annual results due to the impact of seasonal weather conditions on customer demand and market pricing and the timing and recognition of regulatory decisions. Most of the annual earnings of the gas utilities are realized in the first and fourth quarters due to space-heating requirements. Earnings for the electric distribution utilities in the United States are generally highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Entities within the reporting segments that follow operate with substantial autonomy.

Regulated Utilities

ITC: Comprised of ITC Holdings Corp., ITC Investment Holdings Inc. and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC and ITC Great Plains, LLC, all operating in the United States. Fortis owns 80.1% of ITC and an affiliate of GIC Private Limited owns a 19.9% minority interest.

UNS Energy: Comprised of UNS Energy Corporation, which primarily includes Tucson Electric Power Company ("TEP"), UNS Electric, Inc. and UNS Gas, Inc., all operating in the United States.

Central Hudson: Represents Central Hudson Gas & Electric Corporation, operating in the United States.

FortisBC Energy: Represents FortisBC Energy Inc., operating in Canada.

FortisAlberta: Represents FortisAlberta Inc., operating in Canada.

FortisBC Electric: Represents FortisBC Inc., operating in Canada.

Other Electric: Comprised of utilities in Eastern Canada and the Caribbean as follows: Newfoundland Power Inc.; Maritime Electric Company, Limited; FortisOntario Inc.; a 39% equity investment in Wataynikaneyap Power Limited Partnership; an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. ("Caribbean Utilities"); FortisTCI Limited and Turks and Caicos Utilities Limited (collectively "FortisTCI"); and a 33% equity investment in Belize Electricity Limited ("BEL").

Non-Regulated

Energy Infrastructure: Primarily comprised of long-term contracted generation assets in British Columbia and Belize, and the Aitken Creek natural gas storage facility ("Aitken Creek") in British Columbia.

Corporate and Other: Captures expenses and revenues not specifically related to any reportable segment and those business operations that are below the required threshold for segmented reporting, including net corporate expenses of Fortis and the non-regulated holding company FortisBC Holdings Inc ("FHI") of FortisBC Energy.

F - 6

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2019 and 2018 (Unaudited)

2. REGULATORY MATTERS

Regulation of the Corporation's utilities is generally consistent with that disclosed in its 2018 annual audited consolidated financial statements ("2018 Annual Financial Statements"). A summary of significant regulatory developments year-to-date 2019 follows.

ITC
In March 2019 the Federal Energy Regulatory Commission ("FERC") issued a notice of inquiry seeking comments on whether and how to improve its electric transmission incentives policy. The outcome may impact the existing incentive adders that are included in transmission rates charged by transmission owners, including ITC.

In March 2019 FERC issued a second notice of inquiry seeking comments on whether and how recent policies concerning the determination of the base rate of return on common equity ("ROE") for electric utilities should be modified. The outcome may impact ITC’s future base ROE.

Refer to the Corporation's 2018 Annual Financial Statements for further information on ITC’s incentive adders and ROE complaints.

UNS Energy
In April 2019 TEP filed a general rate application with the Arizona Corporation Commission requesting an increase in non-fuel revenue of US$115 million effective May 1, 2020 with electricity rates based on a 2018 test year. The filing includes a request to increase TEP's allowed ROE to 10.35% from 9.75% and the equity component of its capital structure to 53% from 50% on a rate base of US$2.7 billion. A decision is expected in 2020.

FortisBC Energy and FortisBC Electric
In March 2019 FortisBC Energy and FortisBC Electric filed applications with the British Columbia Utilities Commission requesting approval of a multi-year rate plan and rate-setting methodology for 2020 through 2024. A decision is expected in 2020.

FortisAlberta
In December 2018 the Alberta Utilities Commission ("AUC") initiated a generic cost of capital proceeding to consider a formula-based approach to setting the allowed ROE beginning in 2021 and whether any process changes are necessary for determining capital structure in years in which a ROE formula is in place. In April 2019 the AUC determined that a traditional non-formulaic approach for assessing ROE and deemed capital structure would be used in 2021, with consideration of a formula-based approach for determining the allowed ROE for 2022 and subsequent years.

3. ACCOUNTING POLICIES

The condensed consolidated interim financial statements ("Interim Financial Statements") have been prepared in accordance with accounting principles generally accepted in the United States of America and are in Canadian dollars unless otherwise noted.

The Interim Financial Statements are comprised of the accounts of Fortis and its wholly-owned subsidiaries and controlling ownership interests. All inter-company balances and transactions have been eliminated on consolidation, except as disclosed in Note 5.

These Interim Financial Statements do not include all of the disclosures required in the annual financial statements and should be read in conjunction with the Corporation's 2018 Annual Financial Statements. In management's opinion, these Interim Financial Statements include all adjustments that are of a normal recurring nature, necessary for fair presentation.

F - 7

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2019 and 2018 (Unaudited)

The preparation of the Interim Financial Statements requires management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues and expenses. Actual results could differ from estimates.

The accounting policies applied herein are consistent with those outlined in the Corporation's 2018 Annual Financial Statements, except as described below.

New Accounting Policies

Leases
Effective January 1, 2019, the Corporation adopted Accounting Standards Update ("ASU") 2016-02, Leases, that requires lessees to recognize a right-of-use asset and lease liability for all leases with a lease term greater than 12 months, along with additional disclosures (Note 9).

At lease inception, the right-of-use asset and liability are both measured at the present value of future lease payments, excluding variable payments that are based on usage or performance. Future lease payments include both lease components (e.g., rent, real estate taxes and insurance costs) and non-lease components (e.g., common area maintenance costs), which Fortis accounts for as a single lease component. The present value is calculated using the rate implicit in the lease or a lease-specific secured interest rate based on the remaining lease term. Renewal options are included in the lease term when it is reasonably certain that the option will be exercised.

Leases with a term of 12 months or less are not recorded on the balance sheet but are recognized as lease expense on a straight-line basis over the lease term.

Fortis applied the transition provisions of the new standard as of the adoption date and did not retrospectively adjust prior periods in accordance with the modified retrospective approach. Fortis elected a package of implementation options, referred to as practical expedients, that allowed it to not reassess: (i) whether existing contracts, including land easements, are or contain a lease; (ii) the classification of existing leases; or (iii) the initial direct costs for existing leases. Fortis also utilized the hindsight practical expedient to determine the lease term. Upon adoption, Fortis did not identify or record an adjustment to the opening balance of retained earnings, and there was no impact on net earnings or cash flows.

Hedging
Effective January 1, 2019, the Corporation adopted ASU No. 2017-12, Targeted Improvements to Accounting for Hedging Activities, which better aligns risk management activities and financial reporting for hedging relationships through changes to designation, measurement, presentation and disclosure guidance. Adoption did not have a material impact on the Interim Financial Statements and related disclosures.

Fair Value Measurement Disclosures
Effective January 1, 2019, the Corporation adopted elements of ASU No. 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement, that are allowed to be early adopted. This ASU improves the effectiveness of financial statement note disclosures by clarifying what is required and important to users of the financial statements. The partial adoption of this update removed the following disclosures: (a) the amount of, and reasons for, transfers between level 2 and level 3 of the fair value hierarchy; (b) the policy for timing of transfers between levels; and (c) the valuation processes for level 3 fair value measurements.

F - 8

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2019 and 2018 (Unaudited)

4. FUTURE ACCOUNTING PRONOUNCEMENTS

Financial Instruments
ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, issued in June 2016, is effective for Fortis January 1, 2020 and is to be applied on a modified retrospective basis. Principally, it requires entities to use an expected credit loss methodology and to consider a broader range of reasonable and supportable information to estimate credit losses. Adoption is not expected to have a material impact on the consolidated financial statements and related disclosures.

Pensions and Other Post-Retirement Plan Disclosures
ASU No. 2018-14, Changes to the Disclosure Requirements for Defined Benefit Plans, issued in August 2018, is effective for Fortis January 1, 2021 and is to be applied on a retrospective basis for all periods presented. Principally, it modifies the disclosure requirements for employers with defined pension or other post-retirement plans and clarifies disclosure requirements. In particular, it removes the following disclosures: (a) the amounts in accumulated other comprehensive income expected to be recognized as components of net period benefit costs over the next fiscal period; (b) the amount and timing of plan assets expected to be returned to the employer; and (c) the effects of a one-percentage-point change on the assumed health care costs and the change in rates on service cost, interest cost and the benefit obligation for post-retirement health care benefits.

5. SEGMENTED INFORMATION

General

Fortis segments its business based on regulatory status and service territory, as well as the information used by its President and Chief Executive Officer in deciding how to allocate resources. Segment performance is evaluated based on net earnings attributable to common equity shareholders.

Related-party and inter-company transactions

Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the quarters ended March 31, 2019 and 2018.

Inter-company balances, transactions and profit are eliminated on consolidation, except for certain inter-company transactions between non-regulated and regulated entities in accordance with accounting standards for rate-regulated entities. Inter-company transactions are summarized below.

	Quarter Ended
	March 31
($ millions)	2019	2018
Sale of capacity from Waneta Expansion to FortisBC Electric	16	15
Lease of gas storage capacity and gas sales from Aitken Creek to FortisBC Energy	6	7

As at March 31, 2019, accounts receivable included approximately $14 million due from BEL (December 31, 2018 - $16 million).

The Corporation periodically provides short-term financing to subsidiaries to support capital expenditure programs, acquisitions and seasonal working capital requirements. There were no material inter-segment loans outstanding as at March 31, 2019 and December 31, 2018.

F - 9

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2019 and 2018 (unaudited)

	REGULATED								NON-REGULATED
Quarter Ended									Energy		Inter-
March 31, 2019		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	structure	and Other	eliminations	Total
Revenue	408	543	277	485	145	119	426	2,403	36	—	(3)	2,436
Energy supply costs	—	232	92	181	—	40	287	832	1	—	—	833
Operating expenses	124	152	118	83	41	25	47	590	14	15	(3)	616
Depreciation and amortization	63	74	20	59	52	16	42	326	8	—	—	334
Operating income	221	85	47	162	52	38	50	655	13	(15)	—	653
Other income, net	10	9	4	3	1	1	1	29	1	8	—	38
Finance charges	77	33	11	35	25	18	20	219	1	49	—	269
Income tax expense	42	6	8	30	1	5	5	97	—	(31)	—	66
Net earnings	112	55	32	100	27	16	26	368	13	(25)	—	356
Non-controlling interests	20	—	—	—	—	—	3	23	5	—	—	28
Preference share dividends	—	—	—	—	—	—	—	—	—	17	—	17
Net earnings attributable to common equity shareholders	92	55	32	100	27	16	23	345	8	(42)	—	311
Goodwill	8,193	1,844	602	913	228	235	256	12,271	27	—	—	12,298
Total assets	19,603	10,007	3,601	6,962	4,700	2,271	4,121	51,265	1,466	141	(67)	52,805
Capital expenditures	236	167	64	70	107	25	56	725	6	9	—	740

Quarter Ended
March 31, 2018
($ millions)
Revenue	354	444	275	429	141	112	397	2,152	48	—	(3)	2,197
Energy supply costs	—	162	119	134	—	43	270	728	1	—	—	729
Operating expenses	103	139	105	76	42	26	45	536	13	7	(3)	553
Depreciation and amortization	56	65	17	55	47	15	39	294	8	—	—	302
Operating income	195	78	34	164	52	28	43	594	26	(7)	—	613
Other income, net	10	2	2	1	—	1	(1)	15	—	(6)	—	9
Finance charges	68	25	10	33	25	10	19	190	1	45	—	236
Income tax expense	32	5	5	34	—	3	4	83	2	(63)	—	22
Net earnings	105	50	21	98	27	16	19	336	23	5	—	364
Non-controlling interests	19	—	—	—	—	—	1	20	5	—	—	25
Preference share dividends	—	—	—	—	—	—	—	—	—	16	—	16
Net earnings attributable to common equity shareholders	86	50	21	98	27	16	18	316	18	(11)	—	323
Goodwill	7,913	1,781	582	913	227	235	249	11,900	27	—	—	11,927
Total assets	18,291	8,875	3,312	6,426	4,462	2,224	3,888	47,478	1,559	106	(60)	49,083
Capital expenditures	223	125	48	86	119	29	53	683	2	—	—	685

F - 10

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2019 and 2018 (Unaudited)

6. REGULATORY ASSETS AND LIABILITIES

Detailed information about the Corporation's regulatory assets and liabilities is provided in Note 9 to the 2018 Annual Financial Statements. A summary follows.

	As at
	March 31,	December 31,
($ millions)	2019	2018
Regulatory assets
Deferred income taxes	1,543	1,532
Employee future benefits	470	485
Deferred energy management costs	239	230
Rate stabilization and related accounts	128	90
Deferred lease costs	119	110
Deferred operating overhead costs	108	103
Generation early retirement costs	93	98
Manufactured gas plant site remediation deferral	68	73
Derivatives	65	57
Other regulatory assets	399	400
Total regulatory assets	3,232	3,178
Less: Current portion	(330)	(324)
Long-term regulatory assets	2,902	2,854

Regulatory liabilities
Deferred income taxes	1,534	1,574
Asset removal cost provision	1,166	1,169
ROE complaints liability	204	206
Rate stabilization and related accounts	191	220
Energy efficiency liability	101	106
Renewable energy surcharge	87	85
Electric and gas moderator account	55	60
Other regulatory liabilities	226	206
Total regulatory liabilities	3,564	3,626
Less: Current portion	(657)	(656)
Long-term regulatory liabilities	2,907	2,970

F - 11

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2019 and 2018 (Unaudited)

7. ASSETS HELD FOR SALE

In 2018 Fortis solicited offers to sell its 51% ownership interest in the 335-megawatt Waneta Expansion hydroelectric generating facility ("Waneta Expansion"). In January 2019 the Corporation entered into a definitive agreement with Columbia Power Corporation ("CPC") and Columbia Basin Trust ("CBT") to sell its interest for approximately $1 billion. CPC and CBT, both 100% owned by the Government of British Columbia, are the Corporation's partners and together owned 49% of the Waneta Expansion. The related assets and liabilities were classified as held for sale and are detailed below.

On April 16, 2019, the sale was completed as expected (Note 17). FortisBC Electric will continue to operate the Waneta Expansion facility and purchase its surplus capacity.

	As at
	March 31,	December 31,
($ millions)	2019	2018
Cash	$9	$15
Accounts receivable and other current assets	5	3
Property, plant and equipment	713	718
Intangible assets	30	30
Total assets held for sale	$757	$766

Accounts payable and other current liabilities	$1	$2
Other liabilities	68	67
Total liabilities associated with assets held for sale	$69	$69

The non-controlling interest of $320 million (December 31, 2018 - $324 million) was classified in equity.

For the three months ended March 31, 2019, the Waneta Expansion contributed $10 million (for the year ended December 31, 2018 - $54 million) to earnings before income tax expense, of which 51% was attributable to common equity shareholders.

8. LONG-TERM DEBT

	As at
	March 31,	December 31,
($ millions)	2019	2018
Long-term debt	22,894	23,165
Credit facility borrowings	1,095	1,066
Total long-term debt	23,989	24,231
Less: Deferred financing costs and debt discounts	(141)	(146)
Less: Current installments of long-term debt	(1,237)	(926)
	22,611	23,159

The long-term debt issuances for the three months ended March 31, 2019 are summarized below.

	Month	Interest Rate				Use of
($ millions, except %)	Issued	(%)	Maturity	Amount		Proceeds
ITC - Secured Notes	January	4.55	2049	US	50	(1)(2)(3)
FortisTCI - Unsecured non-revolving term loan (4)	February	(5)	2025	US	5	(2)(3)

(1)	Repay credit facility borrowings

(2)	Finance capital expenditures

(3)	General corporate purposes

(4)	Maximum amount of borrowings under this agreement of US$10 million has been withdrawn.

(5)	Floating rate of a one-month LIBOR plus a spread of 1.75%

F - 12

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2019 and 2018 (Unaudited)

Credit Facilities

As at March 31, 2019, the Corporation and its subsidiaries had consolidated credit facilities of approximately $5.2 billion, of which approximately $3.8 billion was unused, including $1.1 billion unused under the Corporation's committed revolving corporate credit facility, as follows.

			As at
	Regulated	Corporate	March 31,	December 31,
($ millions)	Utilities	and Other	2019	2018
Total credit facilities	3,836	1,381	5,217	5,165
Credit facilities utilized:
Short-term borrowings (1)	(169)	—	(169)	(60)
Long-term debt (including current portion) (2)	(851)	(244)	(1,095)	(1,066)
Letters of credit outstanding	(65)	(53)	(118)	(119)
Credit facilities unutilized	2,751	1,084	3,835	3,920

(1)	The weighted average interest rate was approximately 3.2% (December 31, 2018 - 4.2%).

(2)	The weighted average interest rate was approximately 2.9% (December 31, 2018 - 3.3%). The current portion was $776 million (December 31, 2018 - $735 million).

Credit facilities are syndicated primarily with large banks in Canada and the United States, with no one bank holding more than 20% of the total facilities. Approximately $4.9 billion of the total credit facilities are committed facilities with maturities ranging from 2019 through 2024.

There were no material changes in credit facilities, other than the amounts utilized, from that disclosed in the Corporation's 2018 Annual Financial Statements.

9. LEASES

The Corporation and its subsidiaries lease office facilities, utility equipment, land, and communication tower space with remaining terms of up to 23 years, with optional renewal terms. Certain lease agreements include rental payments adjusted periodically for inflation or require the payment of real estate taxes, insurance, maintenance, or other operating expenses associated with the lease premises.

The Corporation's subsidiaries also have finance leases related to generating facilities with remaining terms of up to 37 years.

Leases were presented on the balance sheet as follows.

As at
($ millions)	March 31, 2019
Operating Leases
Other assets	45
Accounts payable and other current liabilities	7
Other liabilities	37

Finance Leases
Regulatory assets	119
Property, plant and equipment, net	442
Current installments of finance leases	236
Finance leases	339

F - 13

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2019 and 2018 (Unaudited)

The components of lease expense were as follows.	Quarter Ended
($ millions)	March 31, 2019
Operating lease cost	2
Finance lease cost:
Amortization	4
Interest	12
Variable lease cost	9
Total lease cost	27

For the three months ended March 31, 2018, operating lease cost was $2 million.

As of March 31, 2019, the present value of minimum lease payments was as follows.

($ millions)	Operating Leases	Finance Leases	Total
April - December 2019	7	263	270
2020	8	59	67
2021	7	32	39
2022	6	33	39
2023	5	33	38
Thereafter	23	1,109	1,132
	56	1,529	1,585
Less: Imputed interest	(12)	(954)	(966)
Total lease obligations	44	575	619
Less: Current installments	(7)	(236)	(243)
	37	339	376

As at December 31, 2018, the present value of minimum lease payments was as follows.

($ millions)	Total
2019	313
2020	77
2021	80
2022	49
2023	47
Thereafter	1,885
2,451
Less: Imputed interest and executory costs	(1,809)
Total capital lease and finance obligations	642
Less: Current installments	(252)
390

F - 14

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2019 and 2018 (Unaudited)

Supplemental lease information was as follows.	As at
March 31, 2019
Weighted-Average Remaining Lease Term (years)
Operating leases	10
Finance leases	22
Weighted-Average Discount Rate (%)
Operating leases	4.2
Finance leases	5.4

Quarter ended
($ millions)	March 31, 2019
Cash Payments Included in Lease Liabilities
Operating cash flows used in operating leases	(2)
Operating cash flows used in finance leases	(5)
Financing cash flows used in finance leases	(15)
Right-of-Use Assets Obtained in Exchange for New Lease Liabilities
Operating leases	46

10. EMPLOYEE FUTURE BENEFITS

The Corporation and its subsidiaries each maintain one or a combination of defined benefit pension plans and defined contribution pension plans, including group Registered Retirement Savings Plans and group 401(k) plans, for employees. The Corporation and certain subsidiaries also offer other post‑employment benefit ("OPEB") plans for qualifying employees. The net benefit cost is detailed below.

	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2019	2018	2019	2018
Quarter Ended March 31
Components of net benefit cost
Service costs	19	21	7	8
Interest costs	31	28	6	6
Expected return on plan assets	(40)	(40)	(4)	(4)
Amortization of actuarial losses (gains)	6	12	(1)	—
Amortization of past service credits/plan amendments	—	—	(2)	(3)
Regulatory adjustments	1	—	2	1
Net benefit cost	17	21	8	8

Defined contribution pension plan expense for the three months ended March 31, 2019 was $12 million (three months ended March 31, 2018 - $11 million).

F - 15

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2019 and 2018 (Unaudited)

11. OTHER INCOME, NET

	Quarter ended March 31
($ millions)	2019	2018
Equity component of allowance for funds used during construction	18	15
Derivative gains (losses)	7	(4)
Interest income	4	4
Other	9	(6)
	38	9

12. INCOME TAXES

For the three months ended March 31, 2019 and 2018, the Corporation’s effective tax rates were 16% and 6%, respectively. The increase in the effective tax rate was driven primarily by a one-time $30 million remeasurement of the Corporation's deferred income tax liabilities in 2018, which resulted from an election to file a consolidated state income tax return.

13. EARNINGS PER COMMON SHARE

Diluted earnings per share ("EPS") was calculated using the treasury stock method for stock options.

	2019			2018
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares	EPS	Shareholders	Shares	EPS
	($ millions)	(# millions)	($)	($ millions)	(# millions)	($)
Quarter Ended March 31
Basic EPS	311	429.5	0.72	323	422.0	0.77
Potential dilutive effect of stock options	—	0.6		—	0.5
Diluted EPS	311	430.1	0.72	323	422.5	0.76

F - 16

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2019 and 2018 (Unaudited)

14. SUPPLEMENTARY CASH FLOW INFORMATION

	Quarter Ended
	March 31
($ millions)	2019	2018
Change in working capital
Accounts receivable and other current assets	(102)	(16)
Prepaid expenses	(3)	3
Inventories	23	52
Regulatory assets - current portion	(6)	10
Accounts payable and other current liabilities	(57)	(107)
Regulatory liabilities - current portion	7	(43)
	(138)	(101)

Non-cash investing and financing activities
Accrued capital expenditures	298	272
Right-of-use assets obtained in exchange for operating lease liabilities	46	—
Contributions in aid of construction	13	(19)
Common share dividends reinvested	75	63
Exercise of stock options into common shares	2	1

15. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivatives

The Corporation generally limits the use of derivatives to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery.

The Corporation records all derivatives at fair value, with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. Fair values reflect estimates based on current market information about the derivatives as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation's future consolidated earnings or cash flows.

Cash flows associated with the settlement of all derivatives are included in operating activities on the consolidated statements of cash flows.

Energy contracts subject to regulatory deferral
UNS Energy holds electricity power purchase contracts and gas swap contracts to reduce its exposure to energy price risk. Fair values were measured primarily under the market approach using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses.

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price. Fair values were measured using forward pricing provided by independent third-party information.

FortisBC Energy holds gas supply contracts to fix the effective purchase price of natural gas. Fair values reflect the present value of future cash flows based on published market prices and forward natural gas curves.

F - 17

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2019 and 2018 (Unaudited)

Unrealized gains or losses associated with changes in the fair value of these energy contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. As at March 31, 2019, unrealized losses of $65 million (December 31, 2018 - $57 million) were recognized as regulatory assets and unrealized gains of $16 million (December 31, 2018 - $9 million) were recognized as regulatory liabilities.

Energy contracts not subject to regulatory deferral
UNS Energy holds wholesale trading contracts to fix power prices and realize potential margin, of which 10% of any realized gains are shared with customers through rate stabilization accounts. Fair values were measured using a market approach using independent third-party information, where possible.

Aitken Creek holds gas swap contracts to manage its exposure to changes in natural gas prices, capture natural gas price spreads, and manage the financial risk posed by physical transactions. Fair values were measured using forward pricing from published market sources.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are recognized in revenue and were not material for the three months ended March 31, 2019 and 2018.

Total return swaps
The Corporation holds total return swaps to manage the cash flow risk associated with forecasted future cash settlements of certain stock-based compensation obligations. The swaps have a combined notional amount of $36 million and terms of two and three years expiring in January 2020 and 2021. Fair value was measured using an income valuation approach based on forward pricing curves. Unrealized gains and losses associated with changes in the fair value of the total return swaps are recognized in other income, net and were not material for the three months ended March 31, 2019 and 2018.

Foreign exchange contracts
The Corporation holds US dollar foreign exchange contracts to help mitigate exposure to volatility of foreign exchange rates. The contracts expire in 2019 and 2020, and have a combined notional amount of $163 million. Fair value was measured using independent third-party information. Unrealized gains and losses associated with changes in fair value are recognized in other income, net and were not material for the three months ended March 31, 2019 and 2018.

Other investments
ITC, UNS Energy and Central Hudson hold investments in trust associated with supplemental retirement benefit plans for select employees. These investments consist of mutual funds and money market accounts, which are recorded at fair value based on quoted market prices in active markets. Gains and losses on these funds are recognized in other income, net and were not material for the three months ended March 31, 2019 and 2018.

F - 18

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2019 and 2018 (Unaudited)

Recurring Fair Value Measures

The following table presents the fair value of assets and liabilities that are accounted for at fair value on a recurring basis.

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at March 31, 2019
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	38	12	50
Energy contracts not subject to regulatory deferral (2)	—	8	2	10
Total return swaps (2)	4	—	—	4
Other investments (4)	131	—	—	131
	135	46	14	195

Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(84)	(15)	(99)
Energy contracts not subject to regulatory deferral (5)	—	(4)	—	(4)
Foreign exchange contracts (5)	(4)	—	—	(4)
	(4)	(88)	(15)	(107)

As at December 31, 2018
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	33	8	41
Energy contracts not subject to regulatory deferral (2)	—	13	3	16
Other investments (4)	155	—	—	155
	155	46	11	212

Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(86)	(3)	(89)
Energy contracts not subject to regulatory deferral (5)	—	(1)	—	(1)
Foreign exchange contracts, interest rate and total return swaps (5)	(8)	(1)	—	(9)
	(8)	(88)	(3)	(99)

(1)
Under the hierarchy, fair value is determined using: (i) level 1 - unadjusted quoted prices in active markets; (ii) level 2 - other pricing inputs directly or indirectly observable in the marketplace; and (iii) level 3 - unobservable inputs, used when observable inputs are not available. Classifications reflect the lowest level of input that is significant to the fair value measurement. The change in level 3 from December 31, 2018 was immaterial.

(2)	Included in accounts receivable and other current assets or other assets

(3)
Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of long-term wholesale trading contracts and certain gas swap contracts.

(4)	Included in other assets

(5)	Included in accounts payable and other current liabilities or other liabilities

The Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions, which applies only to its energy contracts. The following table presents the potential offset of counterparty netting.

F - 19

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2019 and 2018 (Unaudited)

Energy Contracts	Gross Amount Recognized in Balance Sheet	Counterparty Netting of Energy Contracts	Cash Collateral Received/ Posted	Net Amount
($ millions)
As at March 31, 2019
Derivative assets	60	35	56	(31)
Derivative liabilities	(103)	(35)	—	(68)

As at December 31, 2018
Derivative assets	57	28	16	13
Derivative liabilities	(90)	(28)	—	(62)

Volume of Derivative Activity

As at March 31, 2019, the Corporation had various energy contracts that will settle on various dates through 2029. The volumes related to electricity and natural gas derivatives are outlined below.

	As at
	March 31,	December 31,
	2019	2018
Energy contracts subject to regulatory deferral (1)
Electricity swap contracts (GWh)	407	774
Electricity power purchase contracts (GWh)	2,838	651
Gas swap contracts (PJ)	190	203
Gas supply contract premiums (PJ)	245	266
Energy contracts not subject to regulatory deferral (1)
Wholesale trading contracts (GWh)	706	1,440
Gas swap contracts (PJ)	35	37

(1)	GWh means gigawatt hours and PJ means petajoules.

Credit Risk

For cash equivalents, accounts receivable and other current assets, and long-term other receivables, credit risk is generally limited to the carrying value on the consolidated balance sheets. The Corporation's subsidiaries generally have a large and diversified customer base, which minimizes the concentration of credit risk. Policies in place to minimize credit risk include requiring customer deposits, prepayments and/or credit checks for certain customers, performing disconnections and/or using third-party collection agencies for overdue accounts.

ITC has a concentration of credit risk as approximately 65% of its revenue is derived from three customers. Credit risk is limited as such customers have investment-grade credit ratings. ITC further reduces credit risk by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

FortisAlberta has a concentration of credit risk as distribution service billings are to a relatively small group of retailers. The Company reduces its exposure by obtaining from the retailers either a cash deposit, bond, letter of credit, an investment-grade credit rating from a major rating agency, or a financial guarantee from an entity with an investment-grade credit rating.

UNS Energy, Central Hudson, FortisBC Energy, Aitken Creek and the Corporation may be exposed to credit risk in the event of non‑performance by counterparties to derivatives. Credit risk is limited by net settling payments when possible and dealing only with counterparties that have investment‑grade credit ratings. At UNS Energy and Central Hudson, certain contractual arrangements require counterparties to post collateral.

F - 20

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2019 and 2018 (Unaudited)

The value of derivatives in net liability positions under contracts with credit risk-related contingent features that, if triggered, could require the posting of a like amount of collateral was $116 million as of March 31, 2019 (December 31, 2018 - $75 million).

Foreign Exchange Hedge

The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI and Belize Electric Company Limited is the US dollar. The Corporation's earnings from, and net investments in, foreign subsidiaries are exposed to fluctuations in the US dollar-to-Canadian dollar exchange rate. The Corporation has decreased this exposure by designating US dollar-denominated borrowings at the corporate level as a hedge of its net investment in foreign subsidiaries. The foreign exchange gain or loss on the translation of US dollar-denominated interest expense partially offsets the foreign exchange gain or loss on the translation of US dollar-denominated subsidiary earnings.

As at March 31, 2019, US$3,363 million (December 31, 2018 - US$3,441 million) of net investment in foreign subsidiaries was hedged by the Corporation's corporately issued US dollar-denominated long-term debt and approximately US$8,102 million (December 31, 2018 - US$7,970 million) was unhedged. Exchange rate fluctuations associated with the hedged net investment in foreign subsidiaries and the debt serving as the hedge are recognized in accumulated other comprehensive income.

Financial Instruments Not Carried at Fair Value

Excluding long-term debt, the consolidated carrying value of the Corporation's remaining financial instruments approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

As at March 31, 2019, the carrying value of long-term debt, including current portion, was $23,989 million (December 31, 2018 - $24,231 million) compared to an estimated fair value of $25,822 million (December 31, 2018 - $25,110 million). Long-term debt is fair valued using level 2 inputs.

The fair value of long-term debt is calculated using quoted market prices or, when unavailable, by either: (i) discounting the associated future cash flows at an estimated yield to maturity equivalent to benchmark government bonds or treasury bills with similar terms to maturity, plus a credit risk premium equal to that of issuers of similar credit quality; or (ii) obtaining from third parties indicative prices for the same or similarly rated issues of debt with similar maturities. Since the Corporation does not intend to settle the long-term debt prior to maturity, the excess of the estimated fair value above the carrying value does not represent an actual liability.

16. COMMITMENTS AND CONTINGENCIES

Commitments

There were no material changes in commitments from that disclosed in the Corporation's 2018 Annual Financial Statements, except as follows.

In the first quarter of 2019, FortisBC Energy entered into two separate agreements to purchase pipeline capacity on the Westcoast Pipeline over a 42-year term, beginning in the fourth quarter of 2020, increasing gas purchases obligations by a total of approximately $338 million.

In March 2019 UNS Energy entered into an agreement to develop a wind-powered electric generation facility, the Oso Grande Wind Project, which is expected to be completed by December 2020. UNS Energy expects to make payments under the agreement of US$259 million in 2019 and US$111 million in 2020, contingent upon certain performance obligations.

F - 21

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2019 and 2018 (Unaudited)

Contingencies

In April 2013 FHI and Fortis were named as defendants in an action in the Supreme Court of British Columbia by the Coldwater Indian Band ("Band") regarding interests in a pipeline right of way on reserve lands. The pipeline was transferred by FHI (then Terasen Inc.) to Kinder Morgan Inc. in April 2007. The Band seeks cancellation of the right of way and damages for wrongful interference with the Band's use and enjoyment of reserve lands. In May 2016 the Federal Court dismissed the Band's application for judicial review of the ministerial consent. In September 2017 the Federal Court of Appeal set aside the minister's consent and returned the matter to the minister for redetermination. No amount has been accrued in the Interim Financial Statements as the outcome cannot yet be reasonably determined.

17. SUBSEQUENT EVENTS

On April 16, 2019, Fortis completed the sale of the Waneta Expansion (Note 7) for gross proceeds of approximately $1 billion. Fortis estimates a net after-tax gain on sale of approximately $450 million. A portion of the net proceeds were used to repay credit facility borrowings and repurchase, via a tender offer, US$400 million of its outstanding 3.055% unsecured senior notes due in 2026.

F - 22